UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39987

GAMING & HOSPITALITY ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

3755 Breakthrough Way #300

Las Vegas, Nevada 89135

(800) 211-8626

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-third of one redeemable warrant to purchase one share of Class A common stock

Class A common stock, par value $0.0001 per share

Redeemable warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share, subject to adjustment

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Gaming & Hospitality Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: December 28, 2022

GAMING & HOSPITALITY ACQUISITION CORP.

By:	/s/ Andrei Scrivens
Name:	Andrei Scrivens
Title:	Chief Financial Officer